BrainScanology Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-395,572.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Computers:Laptop (London Dr.):Depreciation	4,138.99
Direct Deposit Payable	0.00
Loan Payable - South Africa Project	-44,500.00
Loan Payable to David	5,000.00
Payroll Liabilities:CA PIT / SDI	-992.93
Payroll Liabilities:CA SUI / ETT	-735.00
Payroll Liabilities:Federal Taxes (941/944)	-12,683.09
Payroll Liabilities:Federal Unemployment (940)	20.40
Payroll Liabilities:TX Unemployment Tax	0.00
Shareholder Loans	15,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,751.63**
Net cash provided by operating activities	**$ -430,323.82**
INVESTING ACTIVITIES	
Computers:Laptop (London Dr.):Original cost	-4,138.99
Patent:Accumulated Amortization	3,208.00
Net cash provided by investing activities	**$ -930.99**
FINANCING ACTIVITIES	
Venture Capital	82,160.00
Dividends:David Dividends	-3,000.00
Dividends:Harini Dividends	-2,943.21
Net cash provided by financing activities	**$76,216.79**
NET CASH INCREASE FOR PERIOD	**$ -355,038.02**
Cash at beginning of period	372,595.18
CASH AT END OF PERIOD	**$17,557.16**